EXHIBIT NO. 1: Press release, dated December 9, 2009, announcing the pricing of offerings of U.S.$1.25 billion aggregate principal amount of U.S. Dollar denominated notes and €350 million aggregate principal amount of Euro denominated notes.

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ISSUES NOTES
IN EXCESS OF US$1.75 BILLION

MONTERREY, MEXICO, December 9, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the pricing of offerings of US$1.25 billion aggregate principal amount of US Dollar-denominated notes and €350 million aggregate principal amount of Euro-denominated notes.

The US Dollar-denominated notes mature in 7 years and will pay a coupon of 9.50%, annually. The Euro-denominated notes mature in 8 years and will pay a coupon of 9.625%, annually.

The notes will be issued at par and will be callable commencing on their 4th anniversary. The closing of the offerings is expected to occur on December 14, 2009, subject to satisfaction of customary closing conditions.

CEMEX intends to use a majority of the net proceeds from the offerings of the notes to prepay principal outstanding under the Company’s debt Financing Agreement completed on August 14, 2009 and approximately US$400 million of the net proceeds will increase its cash balance and be used for general corporate purposes.

Each series of notes will share in the collateral pledged to the lenders under the Financing Agreement and will be guaranteed by CEMEX and the subsidiaries which have provided guarantees under the Financing Agreement.

The Notes and the guarantees thereof have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.